HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)
THE SHAREHOLDERS OF
THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
(REGISTRATION NUMBER 347/06/B/86/10)ARE HEREBY INVITED TO
THE FIFTY-THIRD (53RD) ORDINARY GENERAL ASSEMBLY (FISCAL
YEAR 1/1/2004 - 31/12/2004)


Pursuant to the Law and the Articles of Association and following resolution of the Board of Directors, adopted during its meeting 2726 dated 19/5/2005 (agenda item 3), the Shareholders of the Hellenic Telecommunications Organization S.A. are hereby invited to the fifty-third
(53rd) Ordinary General Shareholders Assembly, to be held on June 16th 2000, Thursday, at 16.00 hours, at the company's Headquarters (99, Kifissias Ave. - Maroussi), in order to discuss and decide upon the following:

1. Approval of the Management Report, the
Financing and Procurement Reports and the Audit
Reports compiled by Chartered Auditors on the annual financial statements of OTE S.A. (mother company), and the consolidated financial statements of the OTE Group for 2004,
2. Approval of the consolidated financial statements of OTE S.A. (mother company), and the consolidated financial statements of the Group for 2004 including the Balance Sheet, the Profit
& Loss accounts, the Profit & Loss allocation
Table and the Addendum to the Balance Sheet,
3. Approval of appointment of new Board member, to fill resignation vacancy, at the Board of Directors, under Article 10, paragraph 5 of the articles of association,
4. Exemption of liability, departed of profits, of members of the Board of Directors and the Auditors for the fiscal year 2004, pursuant to
Article 35 of Codified Law 2190/1920,
5. Appointment of Chartered Auditors for the fiscal year 2005 and determination of their respective fees,
6. Approval of remuneration paid to the members of the Board of Directors for 2004,
7. Determination of remuneration payable to the members of the Board of Directors and the Audit
Committee for the fiscal year 2005,
8. Approval of remuneration paid to the Chairman of the Board of Directors and CEO and the Vice-
Chairman of the Board of Directors for the fiscal year 2004,
9. Determination of remuneration of the Chairman of the Board of Directors and CEO for the fiscal year 2005,
10. Approval of the fundamental terms and conditions of a draft agreement for the covering of civil liability of members of the Board of Directors and the company's executive management in the exercise of their responsibilities, duties or authorities,
11. Cancellation of 676,420 own shares following the three-year period since their acquisition with subsequent reduction of share capital by an amount equal to the one of the shares cancelled, as per Article 16, paragraph 12 of Codified Law
2190/1920; transfer of the purchase proceeds to extraordinary reserves,
12. Approval of amendments to the Articles of Association 5, 6, 15, 21, 28, 29, 30, 32, 35, 36
and 37 and codification thereof,
13. Appointment for a three-year office of three new Board members following termination of office of equal number of Board members, pursuant to Article 10, para. 2 of the Articles of Association and appointment or not of new independent members at the Board of Directors,
14. Miscellaneous announcements.

In order to participate, in person or by proxy, in the said
Ordinary General Assembly, Shareholders:

If they have converted their OTE shares into book entry form, but the said shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares
(which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration
Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

If they have converted their OTE shares into book entry form, and the said shares are on their Depository Account, Shareholders must obtain from the Central Securities Depository
Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration
Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

If they have not converted their shares into book entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE's
Treasury (99, Kifissias Ave. - Maroussi), or OTE
Share Registration Office (1st floor, 15, Stadiou
Street - Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly. By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration
Office, at 15, Stadiou Street - Athens.


Athens, May 23, 2005

P. VOURLOUMIS
CHAIRMAN OF THE BOARD - CEO